                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2 )*

                        Digital Generation Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  253921 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Robert C. Bensky
                       c/o Technology Crossover Ventures
                 56 Main Street, Suite 210, Millburn, NJ 07041
                                 (973) 467-5320
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 26, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 253921 10 0                                    PAGE 2 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON Technology Crossover Ventures, L.P.
      See Item 2 for identification of General Partner
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                                  [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            530,198(A)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0(A)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             530,198(A)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0(A)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      530,198(A)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)
                                                                           [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN

------------------------------------------------------------------------------

(A) Excludes an aggregate of 1,136,259 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership. Includes 262,128 shares of Series A Convertible Preferred Stock which are immediately convertible into Common Stock on a one-to-one basis.

                                SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 253921 10 0                                    PAGE 3 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON Technology Crossover Ventures, C.V.
      See Item 2 for a list of General Partners
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                                  [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Netherlands Antilles

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            41,988(A)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0(A)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             41,988(A)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0(A)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      41,988(A)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)
                                                                           [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN

------------------------------------------------------------------------------

(A) Excludes an aggregate of 1,624,469 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership. Includes 20,758 shares of Series A Convertible Preferred Stock which are immediately convertible into Common Stock on a one-to-one basis.

                                SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 253921 10 0                                    PAGE 4 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON Technology Crossover Management, L.L.C.
      See Item 2 for list of Managing Members
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                                  [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            572,186(A)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0(A)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             572,186(A)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0(A)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      572,186(A)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)
                                                                           [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      OO

------------------------------------------------------------------------------

(A) Excludes an aggregate of 1,094,271 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership. Includes 282,886 shares of Series A Convertible Preferred Stock which are immediately convertible into Common Stock on a one-to-one basis.

                                SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 253921 10 0                                    PAGE 5 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON Technology Crossover Ventures II, L.P.
      See Item 2 for identification of General Partner
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                                  [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            523,470(A)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0(A)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             523,470(A)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0(A)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      523,470(A)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)
                                                                           [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN

------------------------------------------------------------------------------

(A) Excludes an aggregate of 1,142,987 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership. Includes 270,650 shares of Series A Convertible Preferred Stock which are immediately convertible into Common Stock on a one-to-one basis.

                                SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 253921 10 0                                    PAGE 6 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON TCV II (Q), L.P.
      See Item 2 for identification of General Partner
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                                  [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            402,450(A)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0(A)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             402,450(A)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0(A)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      402,450(A)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)
                                                                           [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN

------------------------------------------------------------------------------

(A) Excludes an aggregate of 1,264,007 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership. Includes 208,079 shares of Series A Convertible Preferred Stock which are immediately convertible into Common Stock on a one-to-one basis.

                                SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 253921 10 0                                    PAGE 7 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON TCV II Strategic Partners, L.P.
      See Item 2 for identification of General Partner
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                                  [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            71,421(A)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0(A)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             71,421(A)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0(A)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      71,421(A)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)
                                                                           [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN

------------------------------------------------------------------------------

(A) Excludes an aggregate of 1,595,036 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership. Includes 36,927 shares of Series A Convertible Preferred Stock which are immediately convertible into Common Stock on a one-to-one basis.

                                SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 253921 10 0                                    PAGE 8 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON Technology Crossover Ventures II, C.V.
      See Item 2 for a list of General Partners
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                                  [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Netherlands Antilles

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            79,926(A)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0(A)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             79,926(A)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0(A)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      79,926(A)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)
                                                                           [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN

------------------------------------------------------------------------------

(A) Excludes an aggregate of 1,586,531 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership. Includes 41,323 shares of Series A Convertible Preferred Stock which are immediately convertible into Common Stock on a one-to-one basis.

                                SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 253921 10 0                                    PAGE 9 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON TCV II, V.O.F.
      See Item 2 for a list of Managing General Partners
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                                  [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Netherlands Antilles

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            17,004(A)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0(A)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             17,004(A)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0(A)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      17,004(A)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)
                                                                           [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN

------------------------------------------------------------------------------

(A) Excludes an aggregate of 1,649,453 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership. Includes 8,792 shares of Series A Convertible Preferred Stock which are immediately convertible into Common Stock on a one-to-one basis.

                                SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 253921 10 0                                   PAGE 10 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON Technology Crossover Management II, L.L.C.
      See Item 2 for a list of Managing Members
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                                  [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,094,271(A)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0(A)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,094,271(A)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0(A)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,094,271(A)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)
                                                                           [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      OO

------------------------------------------------------------------------------

(A) Excludes an aggregate of 572,186 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership. Includes 565,771 shares of Series A Convertible Preferred Stock which are immediately convertible into Common Stock on a one-to-one basis.

                                SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 253921 10 0                                   PAGE 11 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON Jay C. Hoag

 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                                  [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S. Citizen

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0(A)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,666,457(A)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,666,457(A)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0(A)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,666,457(A)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)
                                                                           [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      IN

------------------------------------------------------------------------------

(A) Includes 848,657 shares of Series A Convertible Preferred Stock which are immediately convertible into Common Stock on a one-to-one basis.

                                SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 253921 10 0                                   PAGE 12 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON Richard H. Kimball

 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                                  [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S. Citizen

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0(A)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,666,457(A)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,666,457(A)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0(A)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,666,457(A)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)
                                                                           [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      IN

------------------------------------------------------------------------------

(A) Includes 848,657 shares of Series A Convertible Preferred Stock which are immediately convertible into Common Stock on a one-to-one basis.

                                SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 253921 10 0                                   PAGE 13 OF 18 PAGES
-----------------------                                  ---------------------

Defined Terms.
-------------

  Capitalized terms not otherwise defined herein shall have the meanings given them in the original Schedule 13D relating to the Common Stock of the Issuer filed by the undersigned with the Commission on September 5, 1997 (file number 005-49603).

  Item 1.
            Security and Issuer.
            -------------------

  The title of the class of securities to which this Schedule 13D relates is Common Stock ("Common Stock") of Digital Generation Systems, Inc., a California corporation (the "Issuer"). This Schedule 13D also relates to Common Stock issuable upon the conversion of Series A Convertible Preferred Stock (which currently is convertible on a 1:1 basis). The principal executive offices of the Issuer are located at 875 Battery Street, Suite 1850, San Francisco, CA 94111

  Item 3.
            Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

  All of the securities of the Issuer disclosed on the cover pages to this
Schedule 13D are held of record by the entities listed below. The source of funds used in the acquisition of such securities, in each case, was the general working capital of such entities. Such working capital was contributed by such entities' respective partners.

                                Aggregate         Aggregate         Weighted Average
                                  Number            Amount               Price
Holder                        of Shares(1)          Paid               Per Share
------                       ----------------  ----------------  ----------------------

TCV I, L.P.                           530,198        $2,486,157                   $4.69
TCV I, C.V.                            41,988        $  196,895                   $4.69
TCV II, V.O.F.                         17,004        $   62,233                   $3.66
TCV II, L.P.                          523,470        $1,915,846                   $3.66
TCV II (Q)                            402,450        $1,472,927                   $3.66
TCV II Strategic Partners              71,421        $  261,393                   $3.66
TCV II, C.V.                           79,926        $  292,520                   $3.66
Totals                              1,666,457        $6,687,972                   $4.01

------------------------------------------
(1) Includes both open market purchases of Common Stock and Series A Convertible Preferred Stock purchased from the Issuer in a private placement transaction.

  Item 5.
            Interest in Securities of the Issuer.
            ------------------------------------

  (a) and (b) Except to the extent otherwise expressly stated herein, this
Schedule 13D shall not be construed as an admission that any Item 2 Person is, either for purposes of Section 13(d) or 13(g) of the Act or for other purposes, the beneficial owner of any Common Stock disclosed in this Schedule 13D. The aggregate number and percentage of the

                                SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 253921 10 0                                   PAGE 14 OF 18 PAGES
-----------------------                                  ---------------------

class of securities identified pursuant to Item 1 of this Schedule 13D that, pursuant to Rule 13d-3, may be deemed to be beneficially owned by each Item 2 Person are as follows:


                             Common Stock
                             Beneficially                                Dispositive
       Item 2 Person            Owned       % of Class(1)  Voting Power     Power
---------------------------  -------------  -------------  ------------  -----------

TCV I, L.P. (2)                    530,198         4.2%    sole          sole
TCV I, C.V. (2)                     41,988         0.3%    sole          sole
TCM I                              572,186         4.6%    sole          sole
TCA I                                    0           0%    N/A           N/A
TCV II, L.P. (3)                   523,470         4.2%    sole          sole
TCV II (Q)  (3)                    402,450         3.2%    sole          sole
TCV II Strategic Partners (3)       71,421         0.6%    sole          sole
TCV II, C.V. (3)                    79,926         0.7%    sole          sole
TCV II, V.O.F.(3)                   17,004         0.1%    sole          sole
TCM II                           1,094,271         8.6%    sole          sole
TCA II                                   0           0%    N/A           N/A
Hoag (4)                         1,666,457        12.8%    shared        sole
Kimball (4)                      1,666,457        12.8%    shared        sole

____________________________________
     (1) All percentages in this table are based, pursuant to Rule 13d-1(j) of the Securities Exchange Act of 1934, on the 12,215,770 shares of Common Stock of the Company outstanding as of April 30, 1998, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998, and on the shares of Series A Convertible Preferred Stock of the Company beneficially owned by the listed Item 2 Persons which have been included on an as-converted to Common Stock basis.

     (2) Each noted entity (together, the "TCV I Funds") is the holder of record of the securities set forth opposite the name of such entity and has sole voting and investment power with respect to such securities. TCM I, as sole General Partner of TCV I, L.P. and as Investment General Partner of TCV I, C.V., may also be deemed to have sole voting and investment power with respect to such securities. TCM I disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

     (3) Each noted entity (together, the "TCV II Funds") is the holder of record of the securities set forth opposite the name of such entity and has sole voting and investment power with respect to such securities. TCM II, as sole General Partner of TCV II, L.P., TCV II (Q) and TCV II Strategic Partners and as Investment General Partner of TCV II, C.V. and TCV II, V.O.F., may also be deemed to have sole voting and investment power with

                                SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 253921 10 0                                   PAGE 15 OF 18 PAGES
-----------------------                                  ---------------------



         respect to such securities. TCM II disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

     (4) Under the operating agreements of both TCM I and TCM II, Hoag and Kimball have the independent power to cause the funds managed by such entities to buy and sell securities of publicly traded portfolio companies, however, in general, they must act by unanimous consent with respect to all other matters, including directing the voting of such securities. As a result, Hoag and Kimball may also be deemed to have sole dispositive power and shared voting power with respect to the securities held by the TCV I Funds and the TCV II Funds. Hoag and Kimball disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interests therein.

(c) The following is a list of all transactions in the Issuer's securities by the Item 2 Persons effected since the most recent amendment of this Schedule 13D filed on May 18, 1998. All of such transactions were open market transactions.

                                                   Price      Aggregate Percentage Ownership of All Item 2
                                       Shares      Per        Persons After Transactions Effected  on Date
         Purchaser            Date    Purchased   Share                          Listed
---------------------------  -------  ---------  ---------  -------------------------------------------------
TCV I, L.P.                  5-20-98      3,058      $3.75                  8.7%(1)
                             5-22-98     19,922      $4.13                  9.2%(1)
                             5-28-98     66,624      $3.88                  12.8%(1)
TCV I, C.V.                  5-20-98        242      $3.75                  8.7%(1)
                             5-22-98      1,578      $4.13                  9.2%(1)
                             5-28-98      5,276      $3.88                  12.8%(1)
TCV II, V.O.F.               5-20-98        104      $3.75                  8.7%(1)
                             5-22-98        676      $4.13                  9.2%(1)
                             5-28-98      6,016      $3.88                  12.8%(1)
TCV II, L.P.                 5-20-98      3,205      $3.75                  8.7%(1)
                             5-22-98     20,809      $4.13                  9.2%(1)
                             5-28-98    185,178      $3.88                  12.8%(1)
TCV II (Q)                   5-20-98      2,464      $3.75                  8.7%(1)
                             5-22-98     15,999      $4.13                  9.2%(1)
                             5-28-98    142,368      $3.88                  12.8%(1)
TCV II Strategic Partners    5-20-98        438      $3.75                  8.7%(1)
                             5-22-98      2,838      $4.13                  9.2%(1)

                                SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 253921 10 0                                   PAGE 16 OF 18 PAGES
-----------------------                                  ---------------------


                                                   Price      Aggregate Percentage Ownership of All Item 2
                                       Shares      Per        Persons After Transactions Effected  on Date
         Purchaser            Date    Purchased   Share                          Listed
---------------------------  -------  ---------  ---------  -------------------------------------------------
                             5-28-98     25,265      $3.88                  12.8%(1)
TCV II, C.V.                 5-20-98        489      $3.75                  8.7%(1)
                             5-22-98      3,178      $4.13                  9.2%(1)
                             5-28-98     28,273      $3.88                  12.8%(1)

___________________________________
     (1) This percentage is based, pursuant to Rule 13d-1(j) of the Securities Exchange Act of 1934, on the 12,215,770 shares of Common Stock of the Company outstanding as of April 30, 1998, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998, and on the shares of Series A Convertible Preferred Stock of the Company beneficially owned by the listed Item 2 Persons which have been included on an as-converted to Common Stock basis.

(d)  Inapplicable.

(e)  Inapplicable.

Item 7.
            Material to be Filed as Exhibits.
            --------------------------------

  The following exhibit was filed as Exhibit A to the Schedule 13D relating to the Common Stock of the Issuer filed by the undersigned with the Commission on September 5, 1997 and is hereby incorporated herein by reference:

  A - Statement Appointing Designated Filer and Authorized Signer dated
      September 5, 1997

  The following exhibits were filed with the Commission by the Issuer as Exhibits 2.2 and 2.3 to its Current Report on Form 8-K on August 1, 1997 and are incorporated herein by reference.

  B - Preferred Stock Purchase Agreement by and among Digital Generation
      Systems, Inc. and the parties named therein, dated as of July 14, 1997.

  C - Amendment to Preferred Stock Purchase Agreement, dated as of July 23,
      1997.

                                SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 253921 10 0                                   PAGE 17 OF 18 PAGES
-----------------------                                  ---------------------


                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated June 4, 1998

TECHNOLOGY CROSSOVER VENTURES, L.P.,
a Delaware Limited Partnership

By:    /s/ Robert C. Bensky
       --------------------------------------
       Robert C. Bensky, Authorized Signatory

TECHNOLOGY CROSSOVER VENTURES, C.V.,
a Netherlands Antilles Limited Partnership

By:    /s/ Robert C. Bensky
       --------------------------------------
       Robert C. Bensky, Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT, L.L.C., a Delaware Limited Liability Company

By:    /s/ Robert C. Bensky
       --------------------------------------
       Robert C. Bensky, Authorized Signatory

TECHNOLOGY CROSSOVER VENTURES II, L.P.,
a Delaware Limited Partnership

By:    /s/ Robert C. Bensky
       --------------------------------------
       Robert C. Bensky, Authorized Signatory

TCV II (Q), L.P.,
a Delaware Limited Partnership

By:    /s/ Robert C. Bensky
       --------------------------------------
       Robert C. Bensky, Authorized Signatory

TCV II STRATEGIC PARTNERS, L.P.,
a Delaware Limited Partnership

By:    /s/ Robert C. Bensky
       --------------------------------------
       Robert C. Bensky, Authorized Signatory

TECHNOLOGY CROSSOVER VENTURES II, C.V.,
a Netherlands Antilles Limited Partnership

By:    /s/ Robert C. Bensky
       --------------------------------------
       Robert C. Bensky, Authorized Signatory

                                SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 253921 10 0                                   PAGE 18 OF 18 PAGES
-----------------------                                  ---------------------


TCV II, V.O.F.,
a Netherlands Antilles General Partnership

By:    /s/ Robert C. Bensky
       --------------------------------------
       Robert C. Bensky, Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT II, L.L.C., a Delaware Limited Liability Company

By:    /s/ Robert C. Bensky
       --------------------------------------
       Robert C. Bensky, Authorized Signatory

Jay C. Hoag

By:    /s/ Robert C. Bensky
       --------------------------------------
       Robert C. Bensky, Authorized Signatory

Richard H. Kimball

By:    /s/ Robert C. Bensky
       --------------------------------------
       Robert C. Bensky, Authorized Signatory